UPSTAGED HOLDINGS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Upstaged Holdings, Inc.
New York, New York

We have reviewed the accompanying financial statements of Upstaged Holdings, Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Upstaged Holdings, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 22, 2022

UPSTAGED HOLDINGS, INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	20,626
Prepaid expenses and other current assets		9,994
TOTAL CURRENT ASSETS		30,620
OTHER ASSETS		
Intangible assets		12,846
TOTAL ASSETS	$	43,466

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	206,017
TOTAL CURRENT LIABILITIES		206,017
LONG-TERM LIABILITIES		
Note payable		25,000
Note payable - related party		554,200
TOTAL LONG-TERM LIABILITIES		579,200
TOTAL LIABILITIES		785,217
SHAREHOLDERS' EQUITY		
Common stock, see note 5		1
Additional paid-in capital		-
SAFE obilgations		762,625
Accumulated deficit		(1,504,377)
TOTAL SHAREHOLDERS' EQUITY		(741,751)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	43,466

See independent accountant's review report and accompanying notes to financial statements.

UPSTAGED HOLDINGS, INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	22,821
COST OF GOODS SOLD		-
GROSS PROFIT		22,821
OPERATING EXPENSES		
Direct operating expenses		206,548
Selling, general and administrative		519,470
TOTAL OPERATING EXPENSES		726,018
NET OPERATING INCOME		(703,197)
OTHER EXPENSES		
Other expenses		(265)
TOTAL OTHER EXPENSES		(265)
NET LOSS	$	(703,462)

See independent accountant's review report and accompanying notes to financial statements.

UPSTAGED HOLDINGS, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	$ -	$ 395,625	$ (800,915)	$ (405,290)
Common stock issued	10,000	1	-	-	-	$ 1
SAFE obligations	-	-	-	367,000	-	$ 367,000
Net loss	-	-	-	-	(703,462)	$ (703,462)
ENDING BALANCE, DECEMBER 31, 2021	**10,000**	**$ 1**	**$ -**	**$ 762,625**	**$ (1,504,377)**	**$ (741,751)**

See independent accountant's review report and accompanying notes to financial statements.

UPSTAGED HOLDINGS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(703,462)
Adjustments to reconcile net income to net cash provided by operating activities:		
Common stock issued in exchange for services		1
SAFEs issued in exchange for services rendered		217,000
(Increase) decrease in assets:		
Prepaid expenses and other current assets		(9,994)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		40,938
CASH USED FOR OPERATING ACTIVITIES		(455,517)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets		(1,968)
CASH USED FOR INVESTING ACTIVITIES		(1,968)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of note payable - related party		302,767
Issuance of SAFE obligations		150,000
CASH PROVIDED BY FINANCING ACTIVITIES		452,767
NET DECREASE IN CASH		(4,718)
CASH AT BEGINNING OF YEAR		25,344
CASH AT END OF YEAR	$	20,626
CASH PAID DURING THE YEAR FOR:		
INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

UPSTAGED HOLDINGS, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021
(unaudited)

1. Summary of Significant Accounting Policies

The Company

Upstaged™ Holdings, Inc. (the "Company") was incorporated in the State of Delaware on August 21, 2019. The Company's headquarters are in New York, New York. Upstaged is a diversified entertainment company that brings together a community of collegiate and high school student performers by producing live and digital competitive championships across performing arts genres in premier venues and virtual platforms. The UpStaged digital/live platform enables student performers to globally compete, entertain and network. These competitions are operated under the trademarked National Collegiate Performing Arts (NCPA)™ and National High School Performing Arts (NHSPA)™ organizing bodies. In 2021, the Company earned revenue through event technology services, registration fees, ticket sales and sponsorships.

Going Concern

Since Inception, the Company has relied on funds from related party notes, notes payable, and SAFE obligations issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and

1. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties (continued)
affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company does not have any outstanding accounts receivable at December 31, 2021. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The carrying amount of accounts receivable reflects management's best estimate of the amounts that will be collected based upon prior experience and management's assessment of the credit worthiness of existing specific customers. The Company's sets payment deadlines based on competition dates however, payment terms may vary based on the customer and type of revenue. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to earnings and a credit to accounts receivable.

Property and Equipment
Property and equipment acquisitions with a cost of $3,000 or more and estimated useful life over one year are capitalized at cost. Depreciation of computer equipment, software, office equipment and furniture is recognized on a straight-line basis over the estimated useful lives of the assets, which the Company has determined to be 3 years. Depreciation of leasehold improvements is recognized on a straight-line basis over the shorter of the related lease term or the estimated useful life.

Expenditures for maintenance, repairs, and minor renewals are charged to expense; expenditures for betterments are capitalized. Property retired or otherwise disposed of is removed from the appropriate asset and related accumulated depreciation accounts. Gains and losses on the sale of assets are reflected in current operations.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of trademarks. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

1. Summary of Significant Accounting Policies (continued)

Website
The Company designed and built a website that is used to market its competitions and recruit talent. The website is accounted for under ASC 350-50 which defines what types of costs can and cannot be capitalized. Costs for application and infrastructure development, graphics development and upgrades that enhance functionality can be capitalized. All other costs such as planning, data entry, data conversion of content and training on the new website should be expensed. The Company evaluated their expenses for building and maintaining their website and determined that though it does provide a future economic benefit, there is not a determinable useful life for the website and therefore the costs were expensed.

Internally Developed Software
The Company designed and built a Customer Relationship Management ("CRM") database that is used to recruit talent at universities and high schools to enter its competitions, market those competitions and grow their business by maintaining their client relationships. The CRM is a cloud-based system that is accounted for under ASC 350-40. ASC 350-40 defines what expenses can and cannot be capitalized. The Company has evaluated the expenses incurred in developing this database and determined that all costs should be expensed.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue from event registrations, ticket sales, sponsorships and event management services.

The Company recognizes revenue under ASC 606. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services.

The Company applied the standard to contracts that were not completed at December 31, 2021 on a specific identification basis.

Event Registration Fees-The Company recognizes revenue from event registrations when the event is held, when the event registration fee is no longer refundable under the contract terms and when all other revenue recognition criteria have been met. The Company generally uses a signed event registration form as evidence of an arrangement. Event registration fees are fixed.

Ticket Sales -The Company recognizes revenue from ticket sales when the event is held, when the ticket is no longer refundable under the terms and when all other revenue recognition criteria have been met. The Company generally uses an electronic or paper ticket as evidence of an arrangement. Tickets are sold at various prices depending on the availability and location of the seat.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)
Technology Services Fees –The Company recognizes revenue from event management fees when the event is held and when all other revenue recognition criteria have been met. The Company generally uses a contract as evidence of an arrangement. Event management fees vary depending on the scope of the arrangement.

Sponsorships –The Company recognizes revenue from sponsorships when the event is held and when all other revenue recognition criteria have been met. The Company generally uses a contract as evidence of an arrangement. Sponsorship fees vary depending on the scope of the arrangement.

Contract Balances
The timing of revenue recognition, billings and cash collections results in billed accounts receivable, contract assets (reported as accounts receivable) and contract liabilities (reported as deferred revenues) on the Company's balance sheets. Billing requirements vary by service and there are no unbilled receivables as of December 31, 2021.

Deferred Revenue
When the Company receives consideration from a customer prior to transferring services to the customer under the terms of the contract, it records deferred revenues on the Company's balance sheets, which represents a contract liability.

The Company recognizes revenues when it meets its performance obligations and transfers control of the goods and services under each individual contract. There were no deferred revenues as of December 31, 2021.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Note Payable – Related Party

The founder of the Company loaned the Company $554,200 at December 31, 2021. The loan consists of services performed under his consulting agreement in the amount of $200,000 during the year ended December 31, 2021 and amounts that he contributed to the Company to fund operations in the amount of $102,767 during the year ended December 31, 2021. There is no minimum monthly payment and no interest associated with the loan. This note is partially convertible into a SAFE.

4. Note Payable

In 2020, the Company entered into a long-term loan with an individual in the amount of $25,000. The note has a 0% APR interest rate and is convertible into a SAFE at the election of the note holder. The balance of this note at December 31, 2021 were $25,000.

5. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2021, 10,000 shares have been issued and are outstanding.

SAFE Obligations
As of December 31, 2021, the Company has issued a total of $762,625 in SAFE obligations. If there is a liquidity event before the termination of the SAFE, each SAFE will automatically be entitled to receive a portion of the proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the great of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the Conversion Amount.

If there is a dissolution event before the termination of the SAFE's, the investor will automatically be entitled to receive a portion of proceeds equal to the cash-out amount, due and payable to the investor immediately prior to the consummation of the dissolution event.

In a liquidation event or dissolution event, the SAFE's are intended to operate like standard non-participating Preferred Stock. The investor's right to receive its cash-out amount is (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes, (ii) on par with payments for other SAFE's and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or preferred stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or preferred stock in proportion to the full payments that would otherwise be due; and (iii) senior to payments for Common Stock.

6. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on August 21, 2019, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7. Subsequent Events

SAFE Obligations
In 2022, two SAFE obligations were issued for a total of $28,000 in exchange for services rendered to the Company.

Crowdfunding Offering
The Company is currently offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. As of April 22, 2022, the Company has non-binding commitments of $26,750 from multiple investors.

7. Subsequent Events (continued)

Crowdfunding Offering (continued)
The Crowdfunded Offering is being made through WeFunder Inc. (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee for funds raised.

Managements Evaluation
The Company has evaluated subsequent events through April 22, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.